

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Takumi Kitamura
Executive Managing Director and Chief Financial Officer
Nomura Holdings, Inc.
9-1 Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

      Re: Nomura Holdings, Inc.
          Form 20-F for the Fiscal Year Ended March 31, 2020
          Filed June 30, 2020
          File No. 001-15270

Dear Mr. Kitamura:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Finance